United States securities and exchange commission logo





                             August 6, 2021

       Guo Xiao
       Chief Executive Officer
       Turing Holding Corp.
       200 East Randolph St
       25th Floor
       Chicago, IL 60601

                                                        Re: Turing Holding
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 26,
2021
                                                            CIK No. 0001866550

       Dear Mr. Xiao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 9, 2021 letter.

       Draft Registration Statement on Form S-1

       Summary Consolidated Financial and Other Data, page 13

   1. We note from your revised disclosures in response to comment 17 that the Board expects to modify the terms of
the performance vesting options to allow for all such awards to vest upon completion of this
offering. To the extent this modification is approved, please revise the numerator to
your pro forma per share calculations to include an adjustment for the amount of
compensation expense that will be recorded upon the offering. Refer to
                                                        Article 11-01(a)(8) of
Regulation S-X. Also, ensure that you include a quantified
                                                        discussion of this
modification, as well as any revisions to the SARS awards, in your
 Guo Xiao
FirstName  LastNameGuo Xiao
Turing Holding Corp.
Comapany
August     NameTuring Holding Corp.
       6, 2021
August
Page 2 6, 2021 Page 2
FirstName LastName
         subsequent events footnote disclosures once approved. Similarly refer to ASC 855-10-50-
         2.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational and Business Metrics, page 52

2. We note your revised disclosures in response to prior comment 6 include a discussion of the reasons for the change in net income only. However, for non-GAAP purposes you separately discuss the reasons for the change in both adjusted EBITDA and adjusted
         EBITDA margin. Please revise to also discuss the reasons for the change in net income margin pursuant to Item 10(e)(1)(i) of Regulation S-K and Question
102.10 of the non-
         GAAP C&DIs.
Results of Operations, page 56

3. We note your revised disclosures in response to prior comment 12. While we note that the majority of your total revenue each period is generated from recurring clients or those expanding usage of your services, it is not clear whether the majority of your revenue growth was from such customers. In this regard, it appears from our calculations that the majority of growth was from new customers in fiscal 2020 and existing customers in the first quarter of 2021. Please revise to further clarify in quantified terms the revenue growth from new versus existing customers.
4. Tell us whether management uses any metrics such as expansion or retention rates to measure your ability to retain and grow existing customers. If so, please revise to include a quantified discussion of such measures and discuss any significant fluctuations. Refer to
         SEC Release No. 33-10751.
Note 2. Summary of Significant Accounting Policies
Segments, page F-7

5. We note from your revised disclosures in response to prior comment 13 that the United
         States does not comprise all of your revenue in North America. As such, please revise your financial statement footnotes to disclose revenue from external customers attributed to your country of domicile. Also, tell us your consideration to separately disclose revenue from other countries such as China, United Kingdom and Germany.
         Similarly, disclose the long-lived assets located in your country of domicile and any material assets held in an individual foreign country. In your response, clarify how you assess materiality for purpose of these disclosures. Refer to ASC 280-10-50-41.
Note 11. Stock-based Compensation, page F-48

6. We note your response to prior comment 19. Please clarify for us why the value of the underlying common stock used to determine the fair value for your time vesting and performance vesting stock options differed for grants made on the same date. Tell us how such valuations compare to the fair value of your common stock used for purposes of
 Guo Xiao
Turing Holding Corp.
August 6, 2021
Page 3
         determining additional compensation and distribution of retained earnings in the tender offer of your common shares. Also, tell us your consideration to include a discussion of the methodologies, assumptions and estimates used to determine the fair value of your common stock in your critical accounting policy disclosures.
General

7. We note that you include graphics in the forefront of your registration statement and that you include revenue information. Please balance your disclosure by providing net income
         (loss) information for the periods presented. For guidance, refer to Securities Act Forms
         C&DI 101.02.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at
(202) 551-3447 with
any other questions.



FirstName LastNameGuo Xiao                                    Sincerely,
Comapany NameTuring Holding Corp.
                                                              Division of
Corporation Finance
August 6, 2021 Page 3                                         Office of
Technology
FirstName LastName